Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-159107

Final Term Sheet

Fixed Rate Notes due 2020

Issuer:	Ford Motor Credit Company LLC

Size:	$750,000,000

Maturity:	January 15, 2020

Coupon:	8.125%

Reoffer Yield:	8.375%

Trade Date:	December 7, 2009

Issue Date:	December 14, 2009

Settlement Date:	December 14, 2009 (T+5)

Price to Public:	98.304% of principal amount

Proceeds (Before Expenses) to Issuer:	$726,030,000 (96.804%)

Interest Payment Dates:	Semi-annually on each January 15 and July 15, beginning July 15, 2010

Underwriters:	Banc of America Securities LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated Barclays Capital Inc. Citigroup Global Markets Inc. Calyon Securities (USA) Inc.

CUSIP/ISIN:	345397 VM2/US345397VM25

It is expected that delivery of the Notes will be made against payment therefor on or about December 14, 2009, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade either series of the Notes on the date of pricing or the following business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade those Notes on the date of pricing or the following business day should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Banc of America Securities LLC, toll-free at 1-800-294-1322; Deutsche Bank Securities Inc., collect at 1-800-503-4611; Goldman, Sachs & Co., collect at 1-866-471-2526; and Morgan Stanley & Co. Incorporated, toll-free at 1-866-718-1649.